US-DOCS\132169541.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report Westport Fuel Systems Inc. (Exact name of registrant as specified in its charter) Alberta 001-34152 N/A (State or other jurisdiction of incorporation or organization) (Commission File Number) (IRS Employer Identification No.) 1750 West 75th Avenue, Suite 101 Vancouver, British Columbia, Canada V6P 6G2 (Address of principal executive offices) (Zip Code) Jeremy Chan (604)718-1930 (Name and telephone number, including area code, of the person to contact in connection with this report.) Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021. □ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

- 2 - US-DOCS\132169541.1 Section 1 − Conflict Minerals Disclosure Item 1.01 Conflict Minerals Disclosure and Report Westport Fuel Systems Inc. (including its consolidated subsidiaries, the “Company”) evaluated its current product lines and determined that certain products the Company manufactures, or contracts to manufacture, contain tin, tungsten, tantalum and/or gold. The Company conducted a survey of its suppliers and has determined in good faith based upon its due diligence efforts that a portion of its purchased parts, components and materials are “DRC conflict undeterminable” as defined in the Securities Exchange Act of 1934, as amended, and the remainder did not contain conflict minerals. As a result, the Company is providing its Conflict Minerals Disclosure for the year ended December 31, 2021 as Exhibit 1.01 hereto. Item 1.02 Exhibit A copy of the Company's Conflict Minerals Disclosure for the year ended December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.wfsinc.com. Section 2 − Exhibits Item 2.01 Exhibits Exhibit 1.01 − Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of this Form. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned. WESTPORT FUEL SYSTEMS INC. By David M. Johnson, CEO May __, 2022 - 2 - Exhibit 1.01 Westport Fuel Systems Inc. Conflict Minerals Disclosure for the Year Ended December 31, 2021 Westport Fuel Systems Inc. (including its consolidated subsidiaries, the “Company”) is filing this Conflict Minerals Disclosure in connection with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021 (the “Reporting Period”). Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures, or contracts to manufacture, products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as, and as used herein: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their 31

- 3 - US-DOCS\132169541.1 derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”). If a registrant can establish that the conflict minerals originated from sources other than the DRC or an adjoining country (the Covered Countries), or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures. 1. Company Overview The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation applications on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. 2. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals that may be included in its products during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources. - 1 -

- 4 - US-DOCS\132169541.1 The Company does not purchase conflict minerals directly from mines, smelters or refiners. The Company has a complex, global supply chain. In the course of its business operations, the Company may purchase components, finished goods and materials that contain conflict minerals. These components, finished goods and materials may, in turn, be included in the Company’s products. In many cases, there are several third parties in the supply chain between the original source of any minerals and the Company. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any minerals that may be included in its products. Furthermore, because the Company typically does not source raw materials of the type that may contain conflict minerals, but, instead sources preassembled components or pre-manufactured materials that it integrates into its products which may contain conflict minerals, the Company relies on its direct suppliers to identify the mineral content of the components, finished goods and materials they provide to the Company. As part of its inquiry, the Company identified suppliers from whom it purchased parts, components or materials that may have contained conflict minerals and sent them a conflicts mineral questionnaire. The origin of minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted into minerals containing derivatives or incorporated into any end products. While the Company’s good faith RCOI completed to date has not identified any suppliers that report sourcing conflict mineral(s) for any products or components thereof from the Covered Countries, the Company has not received responses from all of its suppliers; as such, its due diligence efforts continue. 3. Due Diligence Due to the complex nature of the Company’s supply chain and the many levels of supply, it has been difficult to identify all of the potential sources of conflict minerals that may be contained in the Company’s products. Based on the Company’s good faith RCOI, the Company has so far been unable to determine that all of the conflict minerals used in the purchased parts, components, or materials did not originate in the Covered Countries or did come from recycled or scrap sources, and thus it may be possible that some of the conflict minerals used in the production of the Company’s products may have originated in one or more of the Covered Countries. We continue to work with our suppliers on our survey processes; include Conflict Minerals reporting requirements in our Supplier Manual (as of October 2016); update our supplier distribution list; try to increase our return response rate; and perform follow-up with suppliers where further clarifications are required. - 2 -

- 5 - US-DOCS\132169541.1 This “Conflict Minerals Disclosure” is also available on the Company’s website at www.wfsinc.com. The information contained on, or that can be accessed through, the website is not part of this Form SD or its exhibit and is not deemed incorporated by reference into the Form SD or this Conflict Minerals Disclosure. - 3 -